EXHIBIT 6.7

Waiver and Release of any Amounts Due Under Consulting Agreement

The undersigned, J. Stephen Holmes, does hereby waive and release ShiftPixy, Inc. from any amounts due and not paid under a consulting agreement with him under which was to draw a $12,000 monthly retainer from ShiftPixy for his role in the early stage work completed for ShiftPixy.

Struxurety

/s/ J. Stephen Holmes

J. Stephen Holmes, Individually